Exhibit 21

SUBSIDIARIES OF PAWNMART, INC.

Subsidiary Name	State of Incorporation	Percentage Owned By Registrant
PCI Finance 1994-I, Inc.	Texas	100%
PCI Finance 1995-I, Inc.	Texas	100%
PCI Finance 1996-1, Inc.	Texas	100%
PCI Finance 1996-2, Inc.	Texas	100%